UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Holding(s) in Company dated 29 October 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: October 29, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: October 29, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BARCLAYS PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	Yes
An event changing the breakdown of voting rights	No
Other (please specify):	No
3. Full name of person(s) subject to the notification obligation: iii	Qatar Investment Authority
4. Full name of shareholder(s) (if different from 3.):iv	Qatar Holding LLC
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	28 October 2009
6. Date on which issuer notified:	29 October 2009
7. Threshold(s) that is/are crossed or reached: vi, vii	14%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights [x]
Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares of 25 pence each	813,964,552	813,964,552	813,964,552	813,964,552	N/A	7.13%	N/A

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
Warrants	197.775p	31 October 2013	27 November 2008 - 31 October 2013	379,218,809	Nominal	Delta
3.32%	N/A

Total (A+B+C)
Number of voting rights	Percentage of voting rights
1,193,183,361	10.46%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
Qatar Holding LLC is a wholly owned subsidiary of Qatar Investment Authority ("QIA")

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:

On 20 October 2009 Qatar Holding LLC ("QHL") announced its intention to sell 379,218,809 ordinary shares in Barclays PLC by way of an accelerated bookbuild to be satisfied by ordinary shares issued by Barclays PLC pursuant to an exercise of Warrants held by QHL in Barclays PLC. QHL exercised such Warrants on 22 October 2009.  Following such exercise, the ordinary shares in Barclays PLC resulting from such exercise, were:

       (a)  issued; and

       (b)  correspondingly transferred to broad
              range of institutional investors,
              on 28 October 2009.

As a result of the above transactions: (a) the aggregate percentage of voting rights in Barclays PLC referenced by QHL's  Warrants fell on 28 October 2009 from 6.88% to

3.32%; (b) the aggregate percentage of voting rights in Barclays PLC referenced by QHL's ordinary shares fell on 28 October 2009 from 7.38% to 7.13%; and (c) the aggregate percentage of voting rights in Barclays PLC referenced by QHL's ordinary shares and Warrants in Barclays PLC, fell on 28 October 2009 from 14.26% to 10.46%.

As required under the DTRs, this notification has been prepared using the total voting rights figure of 11,410,146,205 as set out in the public announcement made by Barclays
PLC dated 29 October 2009.   Consequently the quoted percentages of voting rights detailed in this notice have been calculated without the further Barclays PLC ordinary shares to be issued when all the Warrants issued by Barclays PLC of the kind referred to in this notification are exercised.  This results in percentage figures which are artificially high. On a fully diluted basis assuming that all Warrants are exercised the resulting percentage interest would be 9.51%.

14. Contact name:	Mr. Ahmad Al-Sayed Qatar Holding LLC Qatar Financial Centre, 8th Floor, Q-Tel Tower, West Bay, Doha, Qatar
15. Contact telephone number:	Tel: +974.499.5900